UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.  )

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Triton International Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G9078F107

(CUSIP Number)

Swati Mandava

Brookfield Corporation

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G9078F107

1	NAMES OF REPORTING PERSONS BROOKFIELD CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,158,891
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,158,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,158,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G9078F107

1	NAMES OF REPORTING PERSONS BAM PARTNERS TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,158,891
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,158,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,158,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G9078F107

1	NAMES OF REPORTING PERSONS BIPC HOLDING LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,158,891
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,158,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,158,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G9078F107

1	NAMES OF REPORTING PERSONS BIPC GP HOLDINGS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,158,891
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,158,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,158,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G9078F107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,158,891
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,158,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,158,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G9078F107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,158,891
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,158,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,158,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G9078F107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,158,891
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,158,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,158,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G9078F107

1	NAMES OF REPORTING PERSONS BIF V BERMUDA GP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,158,891
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,158,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,158,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G9078F107

1	NAMES OF REPORTING PERSONS BIF V CARRY SPLITTER L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,158,891
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,158,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,158,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G9078F107

1	NAMES OF REPORTING PERSONS BIF V THANOS CARRY L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,158,891
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,158,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,158,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G9078F107

1	NAMES OF REPORTING PERSONS BROOKFIELD IF V THANOS AGGREGATOR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,158,891
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,158,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,158,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G9078F107

1	NAMES OF REPORTING PERSONS THANOS AGGREGATOR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,158,891
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,158,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,158,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G9078F107

1	NAMES OF REPORTING PERSONS THANOS HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,158,891
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,158,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,158,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common shares, par value $0.01 per share (the “Common Shares”), of Triton International Limited, a Bermuda exempted company (the “Issuer”), with principal executive offices at Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person”):

(i)            Thanos Holdings Limited, an exempted company limited by shares incorporated under the laws of Bermuda (“Thanos Holdings”), with respect to the Common Shares of the Issuer held by it;

(ii)            Thanos Aggregator LLC, a Bermuda limited liability company (“Thanos Aggregator”), which owns all of the membership interests of Thanos Holdings;

(iii)           Brookfield IF V Thanos Aggregator LLC, a Bermuda limited liability company (“Brookfield IF V Aggregator”), which holds a majority of the membership interests of Thanos Aggregator;

(iv)           BIF V Thanos Carry L.P., a Bermuda limited partnership (“BIF V Thanos Carry”), which holds a majority of the membership interests of Brookfield IF V Aggregator;

(v)           BIF V Carry Splitter L.P., a Bermuda limited partnership (“BIF V Carry Splitter”), which serves as the general partner of BIF V Thanos Carry;

(vi)           BIF V Bermuda GP Limited, an exempted company limited by shares incorporated under the laws of Bermuda (“BIF V Bermuda GP”), which serves as the general partner of BIF V Carry Splitter;

(vii)          Brookfield Infrastructure Corporation, a corporation organized under the laws of the Province of British Columbia, Canada (“BIPC”);

(viii)         BIPC Holding LP, an Ontario limited partnership (“BIPC Holding”);

(ix)           BIPC GP Holdings Inc., an Ontario corporation (“BIPC GP”), which serves as the general partner of BIPC Holding;

(x)            Brookfield Infrastructure Partners L.P., a Bermuda limited partnership (“BIP”);

(xi)            Brookfield Infrastructure Partners Limited, a Bermuda corporation (“BIPL”), which serves as the general partner of BIP;

(xii)          Brookfield Corporation, a corporation formed under the laws of the Province of Ontario, Canada (“Brookfield”), which is the ultimate parent of Thanos Holdings, Thanos Aggregator, Brookfield IF V Aggregator, BIF V Thanos Carry, BIF V Carry Splitter, BIF V Bermuda GP, BIPC, BIPC Holding, BIPC GP, BIP and BIPL;

(xiii)            BAM Partners Trust (the “BAM Partnership”), a trust formed under the laws of the Province of Ontario, Canada. The trustee of the BAM Partnership is BAM Class B Partners Inc., an Ontario corporation (“BAM Partners”). BAM Partnership owns 85,120 class B limited voting shares of Brookfield (the “BAM Class B Shares”) representing 100% of such shares. The BAM Class B Shares entitle the holders thereof to appoint one half of the board of directors of Brookfield.

The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1.

(b)-(c), (f) The principal business of each of Thanos Holdings, Thanos Aggregator, Brookfield IF V Aggregator, BIF V Thanos Carry and BIPC Holding is investing in securities, including the Common Shares. The principal business of BIPC GP is to serve as the general partner of BIPC Holding. The principal business of BIF V Carry Splitter is to serve as the general partner of BIF V Thanos Carry and certain other affiliates of Brookfield. The principal business of BIF V Bermuda GP is to serve as the general partner of BIF V Carry Splitter and certain other affiliates of Brookfield. The principal business of each of BIPC and BIP is to own and operate critical and diverse global infrastructure networks which facilitate the movement and storage of energy, water, freight, passengers and data. The principal business of BIPL is to serve as the general partner of BIP. The principal business of Brookfield is alternative asset management. The principal business of BAM Partnership is that of a holding company. The principal business of BAM Partners is to serve as the trustee of BAM Partnership. The principal business address of the Reporting Persons is 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.

Schedules I to VII to this Schedule 13D set forth a list of names of directors and executive officers of Brookfield, BAM Partners, as trustee of the BAM Partnership, BIPC GP, BIPL, as general partner of BIP, BIPC, BIF V Bermuda GP and Thanos Holdings (to be included as “Scheduled Persons” for purposes of this Schedule 13D), and their respective principal occupations, addresses and citizenships.

(d)-(e) During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

In connection with the closing of the Merger described in Item 4, on September 28, 2023, Thanos Holdings and BIPC acquired all of the outstanding Common Shares not already held by the Reporting Persons or their affiliates for aggregate consideration of approximately $3.77 billion in cash and approximately 21.45 million Class A exchangeable subordinate voting shares of BIPC (“BIPC Shares”). Thanos Holdings funded the cash portion of the consideration through equity financing.

Item 4. Purpose of Transaction.

Transaction

On September 28, 2023, BIPC, Thanos Holdings and the Issuer, completed the transactions contemplated by the Agreement and Plan of Merger, dated as of April 11, 2023 (the “Merger Agreement”), by and among the Issuer, BIPC, Thanos Holdings and Thanos MergerSub Limited, an exempted company limited by shares incorporated under the laws of Bermuda and a subsidiary of Thanos Holdings (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger (the “Surviving Company”) as a subsidiary of Thanos Holdings.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), and as a result of the Merger, each of the Common Shares issued and outstanding immediately prior to the Effective Time (other than (A) Common Shares owned by the Issuer or any of its wholly owned subsidiaries, (B) Common Shares owned by BIPC, Thanos Holdings, Merger Sub or any of their wholly owned subsidiaries and, in each case, not held on behalf of third parties, (C) Common Shares contributed to an affiliate of Thanos Holdings by certain rollover investors in accordance with the terms of the applicable rollover agreement between an affiliate of Thanos Holdings and such rollover investor and (D) any dissenting Common Shares) was canceled and automatically converted into the right to receive, at the election of each shareholder, (x) mixed consideration of $68.50 in cash and 0.3895 BIPC Shares, (y) all-cash consideration in an amount equivalent in value to the mixed consideration, which was equal to approximately $83.16, or (z) all-BIPC Share consideration in an amount equivalent in value to the mixed consideration, which was equal to 2.21 BIPC shares. The number of BIPC Shares issued in exchange for each Common Share was subject to a collar mechanism set forth in the Merger Agreement, which was based on the weighted average price of BIPC Shares on the New York Stock Exchange over the 10 consecutive trading days ending on the second trading day prior to the Effective Time (the “BIPC Final Stock Price”). The BIPC Final Stock Price was approximately $37.64. Following the consummation of the Merger, the Issuer’s Common Shares ceased to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Immediately following the effectiveness of the Merger, the Common Shares of the Issuer received by BIPC in connection with the Merger were indirectly contributed to Thanos Holdings in exchange for indirect equity interests of Thanos Holdings, after which the Surviving Company is a wholly owned subsidiary of Thanos Holdings.

Plans or Proposals

The Reporting Persons intend to review on a continuing basis the investments in the Issuer. The Reporting Persons may communicate with the board of directors of the Issuer, members of management and/or other unitholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of the Issuer with a view to maximizing unitholder value, including with respect to exploring extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; recapitalizations; buybacks; or changes to the capitalization or dividend policy of the Issuer. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

James A. Bodi, David Joynt, Ben Vaughan and John C. Hellmann are employees of an affiliate of the Reporting Persons and were appointed to the board of the Issuer in connection with the Merger. In such capacity, each of them may have influence over the corporate activities of the Issuer, including activities which may relate to items describe in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) – (b)

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Thanos Holdings is the record holder of 101,158,891 Common Shares, representing 100% of the outstanding Common Shares.

Thanos Aggregator holds all of the membership interests of Thanos Holdings, Brookfield IF V Aggregator holds a majority of the membership interests in Thanos Aggregator, BIF V Thanos Carry holds a majority of the membership interests in Brookfield IF V Aggregator, BIF V Carry Splitter serves as the general partner of BIF V Thanos Carry, BIF V Bermuda GP serves as the general partner of BIF V Carry Splitter, Brookfield is the indirect equity holder of a majority of the equity interests of BIF V Bermuda GP, and BAM Partnership is the sole owner of Class B Limited Voting Shares of Brookfield. Brookfield, BIP and certain of their affiliates have entered into that certain amended and restated relationship agreement, dated as of March 28, 2014, whereby Brookfield has agreed to exercise its control over the Issuer at the direction of BIP and its affiliates.

As a result of the above, each of the Reporting Persons may be deemed to beneficially own such Common Shares held of record by Thanos Holdings. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Thanos Holdings to the extent it directly holds the Issuer securities reported on this Schedule 13D) is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Exchange Act.

(c) Other than the transactions described in this Schedule 13D, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Items 4 and 5 of this Schedule 13D is incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement, dated October 10, 2023

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2023	BROOKFIELD CORPORATION

	By:	/s/ Swati Mandava
		Name:	Swati Mandava
		Title:	Managing Director, Legal and Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
		Name:	Kathy Sarpash
		Title:	Secretary

BIPC HOLDING LP, by its general partner, BIPC GP HOLDINGS INC.

	By:	/s/ Albert Lin
		Name:	Albert Lin
		Title:	Secretary

BIPC GP HOLDINGS INC.

	By:	/s/ Albert Lin
		Name:	Albert Lin
		Title:	Secretary

[Signature Page to Brookfield Schedule 13D re Triton Shares]

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ Michael Ryan
	Name:	Michael Ryan
	Title:	Company Secretary

BIF V BERMUDA GP LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director

[Signature Page to Brookfield Schedule 13D re Triton Shares]

BIF V CARRY SPLITTER L.P., by its general partner, BIF V BERMUDA GP LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director

BIF V THANOS CARRY L.P., by its general partner, BIF V CARRY SPLITTER L.P., by its general partner, BIF V BERMUDA GP LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director

BROOKFIELD IF V THANOS AGGREGATOR LLC, by its manager, BIF V BERMUDA GP LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director

THANOS AGGREGATOR LLC, by its manager, BIF V BERMUDA GP LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director

[Signature Page to Brookfield Schedule 13D re Triton Shares]

THANOS HOLDINGS LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director

[Signature Page to Brookfield Schedule 13D re Triton Shares]

SCHEDULE I

BROOKFIELD CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	U.S.A. and Canada
Jeffrey M. Blidner, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair, Brookfield Partners Foundation	Canada
Maureen Kempston Darkes, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Janice Fukakusa, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Bruce Flatt, Director and Chief Executive Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management Ltd. and Brookfield Corporation	Canada
Brian D. Lawson, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Howard S. Marks, Director	Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.
The Honourable Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain
Lord Augustine Thomas O’Donnell, Director	One Canada Square, Level 25, Canary Wharf, London, E14 5AA, United Kingdom	Corporate Director	United Kingdom
Hutham S. Olayan, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Chair of The Olayan Group	U.S.A. and Saudi Arabia
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A.
Nicholas H. Goodman, President and Chief Financial Officer	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Partner, President and Chief Financial Officer, Brookfield Corporation	United Kingdom

SCHEDULE II

BAM CLASS B PARTNERS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Bruce Flatt, Director and Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management Ltd. and Brookfield Corporation	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada

SCHEDULE III

BIPC GP Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Aaron Kline, Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield Asset Management Ltd.	Canada

Keir Hunt, Managing Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada

Chloe Berry, Managing Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Infrastructure Partners L.P.	Canada

Albert Lin, Secretary	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Brookfield Asset Management Ltd.	Canada

Carl Ching, Senior Vice President	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Infrastructure Partners L.P.	Canada

David Krant, President and Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer, Brookfield Infrastructure Partners L.P.	Canada

SCHEDULE IV

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Anne Schaumburg, Director	91 Minnisink Road, Short Hills, New Jersey, 7078, United States	Corporate Director	U.S.A.

Jeffrey M. Blidner, Director	Brookfield Place, Suite 200, 181 Bay Street, Toronto, Ontario, M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

William J. Cox, Director	90 Wellesley House North, Pembroke, Pembroke, HM08, Bermuda	President and Chairman of Waterloo Properties	United Kingdom

Roslyn Kelly, Director	51 Chesterton Road, London, W10 6ES, United Kingdom	Senior Managing Director of Mediobanca	Ireland

Suzanne Nimocks, Director	2613 Silver Cloud Drive, Park City, Utah, 84060, United States	Corporate Director	U.S.A.

Daniel Muñiz Quintanilla, Director	Prol. Bosques de Reforma, Apt C2-402, Mexico City, México, 5100, Mexico	Corporate Director	Mexico

Rajeev Vasudeva, Director	82 Addison Road, London, W14 8ED, United Kingdom	Chairman of Centum Learning Ltd.	India

Gregory Ernest Alexander Morrison, President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Asset Management (Bermuda) Ltd.	Canada

Gregory Noel McConnie, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Director and CEO of North End Re	Barbados

James Alexander Bodi, Vice President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Director of Brookfield Asset Management (Bermuda) Ltd.	Canada

Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Senior Consultant, Legal & Regulatory Brookfield Asset Management (Bermuda) Ltd.	United Kingdom

SCHEDULE V

BROOKFIELD INFRASTRUCTURE CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Anne Schaumburg, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	U.S.A.

Jeffrey M. Blidner, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Vice Chair, Brookfield Corporation	Canada

William J. Cox, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President and Chairman of Waterloo Properties	United Kingdom

Roslyn Kelly, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Senior Managing Director of Mediobanca	Ireland

Suzanne Nimocks, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	U.S.A.

Daniel Muñiz Quintanilla, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Mexico

Rajeev Vasudeva, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Chairman of Centum Learning Ltd.	India

John Mullen, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Australia

Gregory Ernest Alexander Morrison, President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Asset Management (Bermuda) Ltd.	Canada

Gregory Noel McConnie, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Director and CEO of North End Re	Barbados

James Alexander Bodi, Vice President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Director of Brookfield Asset Management (Bermuda) Ltd.	Canada

Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Senior Consultant, Legal & Regulatory Brookfield Asset Management (Bermuda) Ltd.	United Kingdom

Anna Knapman-Scott, Assistant Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Operations Manager and Legal Counsel of Brookfield Bermuda Ltd	Bermuda

SCHEDULE VI

BIF V BERMUDA GP LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory Ernest Alexander Morrison, Director, President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Asset Management (Bermuda) Ltd.	Canada

Terry V Gittens, Director, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados, BB15131	Senior Vice President, Brookfield Asset Management Services SRL	Barbados

James Alexander Bodi, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Director of Brookfield Asset Management (Bermuda) Ltd.	Canada

Kerry-Ann Cato, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados, BB15131	Senior Vice President, Brookfield Asset Management Services SRL	Trinidad and Tobago

Gregory Noel McConnie, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Director and CEO of North End Re	Barbados

Michelle Jacobs, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados, BB15131	Vice President, Brookfield Asset Management Services SRL	Barbados

Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Senior Consultant, Legal & Regulatory Brookfield Asset Management (Bermuda) Ltd.	United Kingdom

SCHEDULE VII

THANOS HOLDINGS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory Ernest Alexander Morrison, Director, President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Asset Management (Bermuda) Ltd.	Canada

James Alexander Bodi, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Director of Brookfield Asset Management (Bermuda) Ltd.	Canada

Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Senior Consultant, Legal & Regulatory Brookfield Asset Management (Bermuda) Ltd.	United Kingdom

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to the common shares, par value $0.01 per share, of Triton International Limited, and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: October 10, 2023	BROOKFIELD CORPORATION

	By:	/s/ Swati Mandava
		Name:	Swati Mandava
		Title:	Managing Director, Legal and Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
		Name:	Kathy Sarpash
		Title:	Secretary

BIPC HOLDING LP, by its general partner, BIPC GP HOLDINGS INC.

	By:	/s/ Albert Lin
		Name:	Albert Lin
		Title:	Secretary

BIPC GP HOLDINGS INC.

	By:	/s/ Albert Lin
		Name:	Albert Lin
		Title:	Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ Michael Ryan
	Name:	Michael Ryan
	Title:	Company Secretary

BIF V BERMUDA GP LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director

BIF V CARRY SPLITTER L.P., by its general partner, BIF V BERMUDA GP LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director

BIF V THANOS CARRY L.P., by its general partner, BIF V CARRY SPLITTER L.P., by its general partner, BIF V BERMUDA GP LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director

BROOKFIELD IF V THANOS AGGREGATOR LLC, by its manager, BIF V BERMUDA GP LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director

THANOS AGGREGATOR LLC, by its manager, BIF V BERMUDA GP LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director

THANOS HOLDINGS LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director